ty 7/9/14

14041092

SECU ... SION
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MAY 27 2014
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2013 (MM/DD/YY) AND ENDING 3/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Corporates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 7/9/14

OATH OR AFFIRMATION

I, Luciano Soldiviero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Corporates LLC, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Aug 19, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Corporates LLC

Statement of Financial Condition
March 31, 2014

pwc

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2014

ICAP Corporates LLC
Index
March 31, 2014

pwc

Independent Auditor's Report

To the Member of ICAP Corporates LLC:

We have audited the accompanying statement of financial condition of ICAP Corporates LLC the ("Company") as of March 31, 2014.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Corporates LLC at March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 19, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2014

(dollars in thousands)

Assets		
Cash and cash equivalents	$	49,208
Cash segregated under federal regulations		10,004
Deposits with clearing organizations		14,934
Securities borrowed		1,320,027
Receivable from brokers, dealers and clearing organizations		154,059
Commissions receivable, net of allowance for doubtful accounts of $423		24,989
Receivable from customers		90,810
Receivable from affiliates		295
Exchange and trading memberships		799
Goodwill		2,312
Intangible assets, net of accumulated amortization of $709		498
Prepaid expenses and other assets		7,303
Total assets	$	1,675,238
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	1,324,030
Payable to brokers and dealers		141,594
Payable to customers		76,824
Payable to affiliates		645
Accrued expenses and accounts payable		21,650
Total liabilities		1,564,743
Commitments and contingencies (Note 7)		
Member's equity		110,495
Total liabilites and member's equity	$	1,675,238

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

On March 25, 2013 FINRA approved the Company's plan to purchase certain assets from its affiliate LinkBrokers Derivatives LLC ("Link") necessary to operate Link's then current business. On April 1, 2013 ("the closing date") before the open of business the purchase of Link's assets by the Company was completed (see note 11).

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Additionally the Company is registered as a non-clearing Independent Introducing Broker ("IB") with the national Futures Association ("NFA") and is a member of the NFA, Intercontinental Exchange Futures U.S., and the Chicago Board of Trade which is part of the Chicago Mercantile Exchange Group. The Company has four trading licenses with the New York Stock Exchange ("NYSE"), and is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. The Company operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company is also registered as a National Association of Securities Dealers Automated Quotation System ("NASDAQ") market maker, and provides direct market access services. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Company may self-clear the transaction.

(dollars in thousands)

The Company's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Conduct Authority ("FCA") to ICAP's FCA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Commissions and Fees

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

(dollars in thousands)

2. Summary of Significant Accounting Policies

Basis of presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Financial Statements include all adjustments necessary to present fairly the financial position at March 31, 2014 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2014 include approximately $49,208 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Additionally at March 31, 2014, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major institution.

Exchange and Trading Memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $18.

The Company owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $781.

(b) Securities Transactions

Securities owned are recorded at fair value. Unrealized gains and losses are reflected in the Statement of Income. Security transactions and the related revenue and expenses are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

(c) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an

(dollars in thousands)

amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Statement of Financial Condition. Securities borrowed and securities loaned are presented on a gross basis in the Statement of Financial Condition.

(d) Goodwill and Intangibles

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In September 2011, a new accounting standard was issued that permits an entity to perform an annual qualitative assessment of goodwill impairment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company elected to continue to perform an annual quantitative assessment and concluded that there was no impairment of goodwill or intangible assets as of March 31, 2014.

Identifiable intangible assets consist of customer lists and are amortized over four to five years. Amortization expense associated with identifiable intangible assets was $435 for the year ended March 31, 2014.

(e) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-ons and advances which are amortized over the life of the employment contracts.

(f) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(g) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Company's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Cash Segregated Under Federal Regulations

Cash in the amount of $8,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of introducing broker-dealers ("PAIB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March

(dollars in thousands)

31, 2014 cash in the amount of $2,004 has been segregated in PAIB reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAIB reserve account exceeded the requirement pursuant to SEC Rule 15c3-3.

4. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

	Receivable		Payable
Fail-to-deliver	$ 134,383	Fail-to-receive	$ 136,752
Other	19,676	Other	4,842
	$ 154,059		$ 141,594

5. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

6. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2014 include approximately $18,524 of accrued compensation and related expenses, and $3,126 of other accrued expenses.

7. Commitments and Contingencies

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

(dollars in thousands)

The Company has satisfied collateral requirements with a clearing organization at March 31, 2014 by depositing one uncollateralized letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

8. Netting of Financial Assets and Financial Liabilities

The Company adopted the guidance in ASU 2011-11, Balance Sheet (Topic 210) "Disclosures about Offsetting Assets and Liabilities" and ASU 2013-01, Balance Sheet (Topic 210): "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" for periods beginning after January 1, 2013. This guidance requires the Company to disclose both gross and net information about financial instruments and transactions eligible for offset in the Statement of Financial Condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement. Financial instruments and transactions would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Company presents securities borrowed and securities loaned on a gross basis in the Statement of Financial Condition.

The following tables present the netting of financials assets and liabilities as of March 31, 2014, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

Offsetting of Financial Assets:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Securities borrowed	$ 1,320,027	$ -	$ 1,320,027	$ (1,320,027)	$ -	$ -
Total	$ 1,320,027	$ -	$ 1,320,027	$ (1,320,027)	$ -	$ -

(dollars in thousands)

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Cash Collateral Pledged	Net Amount
Securities loaned	$ 1,324,030	$ -	$ 1,324,030	$ (1,324,030)	$ -	$ -
Total	$ 1,324,030	$ -	$ 1,324,030	$ (1,324,030)	$ -	$ -

9. Net Capital Requirements

As a registered broker-dealer and member of FINRA and the NYSE, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At March 31, 2014, the Company had net capital of approximately $72,074, which exceeded the minimum requirement of $2,365 by approximately $69,709.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At March 31, 2014, the Company had net capital of $72,074 which was $69,709 in excess of the minimum net capital requirements of the Act.

10. Asset Purchase

On March 25, 2013, FINRA approved the Company's plan to purchase the assets necessary to operate its affiliate Link's then current business ("the Purchased Assets"). The transaction was completed immediately before the start of business on April 1, 2013 ("the closing date"). On the closing date Link transferred to the Company, and the Company bought the Purchased Assets (including the assignment by Link and the assumption of the employment of Link's brokers engaged in the business). As of the closing date and throughout the year ended March 31, 2014 Link did not engage in any new securities transactions, but continued to collect accrued commissions earned prior to the closing date. During November 2013 the Company purchased Link's remaining aged commissions receivables for cash. Additionally Link maintains responsibility for liabilities attributable to the Purchased Assets and the assets retained by Link ("the Retained Assets"), in each case which accrued prior to the closing date, as well as those liabilities attributable to the Retained Assets that have or may come due after the closing date. The Retained Assets at Link will be used to satisfy any such liabilities attributable to Link.

(dollars in thousands)

11. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions; except for employees who earn salaries in excess of a certain threshold.

12. Stock Option Plans

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

ICAP plc Share Option Plan
ICAP plc established the ICAP plc Share Option Plan, which provides for the grant of stock options to executives. The plan allows certain employees to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. At March 31, 2014, a certain employee of the Company had 75,000 options outstanding to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. Subject to certain performance criteria, options generally vest three years after the grant date and will expire ten years after the grant date.

Transactions under the Company's stock option plans are summarized below:

	Number of Shares	Weighted-Average Exercise Price £
Options outstanding at March 31, 2013	75,000	6.11
Exercised	-	-
Options outstanding at March 31, 2014	75,000	6.11

At March 31, 2014 75,000 options were exercisable.

There were no options granted during the year ended March 31, 2014

The tax benefits associated with stock-option exercises are recognized by the Company and reflected in Member's equity.

(dollars in thousands)

The following table summarizes information related to outstanding and exercisable options at March 31, 2014:

		Options Outstanding	
Exercise Price £	Number of Shares	Weighted-Average Exercise Price £	Contractual Weighted Average Remaining Life Years
6.11	75,000	6.11	4.14
	75,000		4.14

13. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2014.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds, which are quoted on a national exchange and therefore considered Level1. At March 31, 2014 the Company's cash and cash equivalents are comprised of $49,208 cash held in demand deposit accounts.

The Company's securities owned, typically shares of common stock and high grade corporate bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

(dollars in thousands)

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2014 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 14,934	$ -	$ 14,934
Exchange and trading memberships	-	799	-	799
Securities borrowed	-	1,320,027	-	1,320,027
Receivable from broker dealers and clearing organizations	-	154,059	-	154,059
Commissions receivable	-	24,989	-	24,989
Receivable from customers	-	90,810	-	90,810
Total	$ -	$ 1,605,618	$ -	$ 1,605,618
Liabilities:				
Securities loaned	$ -	$ 1,324,030	$ -	$ 1,324,030
Payable to broker dealers and clearing organizations	-	141,219	-	141,219
Payable to customers	-	76,824	-	76,824
Total	$ -	$ 1,542,073	$ -	$ 1,542,073

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

(dollars in thousands)

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,289,741 and received cash or other collateral with a value of approximately $1,324,030. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of approximately $1,289,741, and has given cash or other collateral with a value of approximately $1,320,027. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2014 the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2014 was approximately $1,811,619 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

15. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2014 $41 was prepaid to an affiliate under this agreement and therefore is reflected in receivable from affiliates in the Statement of Financial Condition.

The Company has receivables from affiliates of $254 relating to commissions collected by the affiliates on behalf of the Company.

(dollars in thousands)

Additionally the Company has payables to affiliates of $645 relating to commissions collected by the Company on behalf of the affiliates.

The Company clears its U.S. Government securities transactions through its parent ICAP Securities USA LLC. In addition, the Company provides clearing services for foreign and domestic affiliates. No receivables or payables are currently outstanding.

The Company's parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

Amounts receivable from affiliates are non-interest bearing and due on demand.

16. Regulatory Developments

Recent changes in regulation resulting from financial regulatory reforms could have a significant impact on the Company's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") has broadly impacted the financial services industry, bringing with it significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. However during 2013 the CFTC implemented rules requiring the mandatory clearing of certain credit default swaps and interest rate swaps between dealers, and between swap dealers and non-dealer financial institutions. The CFTC has started to make determinations regarding which swaps must be traded on swap execution facilities or exchanges. Additionally the CFTC has mandated that certain interest rate swaps and credit default swaps are now subject to these trade execution requirements. Further similar CFTC determinations are expected to be made during 2014.

The Dodd-Frank Act may impact the manner in which we market our products, and manage our business and operations, all of which while not anticipated to, could in the future impact our results of operations, financial condition and liquidity. However given the uncertainty associated with the manner in which the remaining provisions of the Dodd Frank Act will be implemented by the various regulatory agencies and through regulation, the full extent of the impact such requirements will have on the Company's operation is unclear at this time.

The Company continues to engage with industry peers and regulators on the aspects of open and fair access to markets, and the functioning of interdealer brokers ("IDBs") in these markets. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Some of these changes will create both opportunities and challenges for IDB's. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation in order to help our clients address these changes as well as ensure that the Company is properly positioned to respond to the changes.

During 2013 an affiliate of the Company was created and was registered as a Swap Execution Facility ("SEF") in accordance with CFTC rules. The affiliate SEF will operate pursuant to the oversight and regulatory requirements of the CFTC.

(dollars in thousands)

17. Subsequent Events

The Company has performed an evaluation of subsequent events through May 19, 2014. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2014 or for the year then ended.

pwc

To the Member of ICAP Corporates LLC:

In planning and performing our audit of the financial statements of ICAP Corporates LLC (the Company) as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2014 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 19, 2014